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04003776

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03   AND ENDING 12/31/03
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Taylor Reid Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue, 10th Floor

	OFFICIAL USE ONLY
	FIRM ID. NO.

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Sclater-Booth   (212)798-4020

                                                      (Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

PROCF___

MAR 24 2004

THOMSON
FINANCIAL

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
MAR 01 2004
WASH... SECTION
155

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Neil Sclater-Booth</u> swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Taylor Reid Securities, LLC</u>, as of <u>December 31</u>, 20<u>03</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Taylor Reid Securities, LLC

We have audited the accompanying statement of financial condition of Taylor Reid Securities, LLC (a limited liability company) (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Taylor Reid Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com
NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS

TAYLOR REID SECURITIES, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$	65,263
Deposits		3,427
Total Assets	$	**68,690**

LIABILITIES AND MEMBER'S DEFICIT

Liabilities:		
Accounts payable	$	20,257
Accrued expenses		25,971
		46,228
Commitments and Contingencies		
Subordinated Liabilities		300,000
Member's Deficit		(277,538)
Total Liabilities and Member's Deficit	$	**68,690**

1. ORGANIZATION: Taylor Reid Securities, LLC (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The primary business of the Company is distributing alternative investments.

2. SIGNIFICANT ACCOUNTING POLICIES: The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

3. RELATED PARTY TRANSACTIONS: The Company is 100% owned by its sole member (the "Member") who paid the Company's rent and office expense for the period from January 1, 2003 through November 30, 2003. As of December 1, 2003, the Company accrued its share of rent and office expense paid by the Member.

4. INCOME TAXES: The Company does not record a provision for income taxes because the Member is required to report his share of the Company's income or loss on his personal income tax return. The Company has provided for New York City Unincorporated business tax.

5. REGULATORY REQUIREMENTS: Pursuant to the Uniform Net Capital requirements of the SEC under rule 15c3-1, the Company is required to maintain minimum net capital, as defined. The Company is subject to the minimum net capital requirement of the greater of $5,000 or 12.5% of aggregate indebtedness, as defined. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis; however, at December 31, 2003, the Company had net capital, as defined, of $19,035, which exceeded the required amount by $13,256.

6. SUBORDINATED LOANS: A subordinated liability has been established with the Member in the amount of $300,000 and has been approved by the NASD for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule. The notes bear interest at a rate of 7% per annum and are due on December 31, 2006. Interest expense charged to operations in connection with these notes was $8,536. Rule 15c3-1 requires the prior written approval of the NASD before any prepayment of a subordinated agreement can be made.

7. SUBSEQUENT EVENTS: Subsequent to December 31, 2003, the Member made a cash capital contribution of $50,000 and forgave a loan payable of $22,000.



TAYLOR REID SECURITIES, LLC
(a limited liability company)

INDEPENDENT AUDITOR'S
 SUPPLEMENTARY REPORT ON
 INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants





GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

To the Member of
Taylor Reid Securities, LLC

In planning and performing our audit of the financial statements and the supplemental schedule of Taylor Reid Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602

TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Taylor Reid Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 11, 2004